BAE Systems plc - restatement of reporting sectors

19 April 2007

BAE Systems is to re-align its externally reported sectors following the changes made to the Group's organisational structure that became effective from 1 January 2007. The Group has previously reported its trading performance through five business groups: Electronics, Intelligence and Support; Land & Armaments; Programmes; Customer Solutions & Support; and Integrated Systems & Partnerships. In addition HQ & Other Businesses are reported separately. The re-alignment of external reporting to the new organisation structure will now result in the Group reporting through four operating business groups together with the HQ & Other Businesses grouping.

The **Electronics, Intelligence & Support** and **Land & Armaments** business groups remain unchanged.

With the increased focus by the UK MoD of procuring capability throughout the lifecycle of a system the Group is integrating its UK air and naval platform programme activities with their respective UK support activities previously reported in the Customer Solutions & Support business group. The resulting organisation will now be reported through a new **Programmes & Support** business group. The Integrated System Technologies (Insyte) and Underwater Systems businesses, previously reported within Integrated Systems & Partnerships, will also be reported within this new business group.

Reflecting the Group's position in other home markets outside the US and UK the Group's business operations in Australia and the Kingdom of Saudi Arabia will be reported through a new **International Businesses** business group, together with the Group's interests in Saab and MBDA, previously reported within Integrated Systems & Partnerships.

The following tables detail the financial restatements, for sales and EBITA, for the 2006 first half and the 2006 full year.

Table 1

Sectors as previously reported

	2006 Full Year			2006 Half Year	
	Sales	**EBITA**		**Sales**	**EBITA**
	£m	**£m**		**£m**	**£m**
Electronics Intelligence & Support	4,007	429		2,090	260
Land & Armaments	2,115	168		892	76
Programmes	2,927	167		1,186	57
Customer Solutions & Support	3,180	477		1,462	215
Integrated Systems & Partnerships	1,748	113		798	57
HQ and Other Businesses	295	(147)		178	(65)
Intra group	(507)			(230)	
Total – Continuing Operations	**13,765**	**1,207**		**6,376**	**600**

dw 5/2

Table 2

Restatement to new sectors

	2006 Full Year			2006 Half Year	
	Sales	**EBITA**		**Sales**	**EBITA**
	£m	**£m**		**£m**	**£m**
Electronics, Intelligence & Support	4,007	429		2,090	260
Land & Armaments	2,115	168		892	76
Programmes & Support	4,615	342		2,018	153
International Businesses	3,428	415		1,545	176
HQ & Other Businesses	295	(147)		178	(65)
Intra group	(695)			(347)	
Total – Continuing Operations	**13,765**	**1,207**		**6,376**	**600**

Issued by:
BAE Systems plc
London

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNNECTED PERSONS

Notification made in accordance with Rule 3.1.4(1)(a) of the Disclosure Rules

(i) The Company was notified today that Mike Rouse, a Person Discharging Managerial Responsibilities (PDMR) exercised options over 205,223 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Executive Share Option Plan on 13 April 2007 at consideration of 201 pence per share. He subsequently disposed of the 205,223 shares deriving from the above exercise on the same date at 458 pence per share and this transaction took place on the London Stock Exchange.

(ii) The Company was notified today that Mike Rouse, a PDMR, exercised options over 45,607 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Performance Share Plan at nil consideration on 13 April 2007. He subsequently disposed of the 45,607 shares on the same date at 458 pence per share and this transaction took place on the London Stock Exchange.

13 April 2007

END